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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 January 4, 2006

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:      /s/ Mark Laurie
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         Name   Mark Laurie
         Title: Company Secretary

Date:  4 January 2006
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                              [LIHIR GOLD LIMITED LOGO]

LIHIR GOLD LIMITED
INCORPORATED IN PAPUA NEW GUINEA                             STOCK MARKET CODES:
ARBN 069 803 998                                             ASX - LHG
                                                             NASDAQ - LIHRY
                                                             POMSOX - LHG

5 DECEMBER 2005

                     LIHIR APPOINTS BRUCE BROOK AS DIRECTOR

Lihir Gold has appointed Mr Bruce Brook, a highly distinguished chartered accountant with 17 years experience in the mining industry, as a non-executive director and Chairman of the Board Audit Committee.

His appointment to the board adds great depth in the areas of finance and accounting, and extensive experience in broader fields of international commerce.

Originally from South Africa, Mr Brook began his career as an auditor with accounting firm Ernst and Whinney in Johannesburg in 1977, before joining Price Waterhouse in London.

His mining experience commenced with Gold Fields of South Africa, where he spent seven years working as a management accountant and in other related financial roles. He relocated to Australia in 1986, joining CRA Ltd as Manager of Comalco Accounting Services in Melbourne. He was appointed General Manager of Accounting at Pasminco from 1989 to 1994, before taking the position of General Manager of Accounting at CRA until 1997.

His career also included experience outside mining, with two years as Group Chief Accountant with Pacific Dunlop from 1997 to 1999, and three years with ANZ bank as Deputy Chief Financial Officer, from 1999 to 2002.

Recognizing his extensive financial and mining experience, WMC Resources appointed him as CFO in 2002, and he retained that position until the company was acquired by BHP Billiton earlier this year.

Lihir Chairman Ross Garnaut said he was delighted to have a director of the caliber of Mr Brook joining the board.

"Clearly, he is a highly qualified finance professional, with the added advantage of having extensive experience at the highest levels in the mining industry.

"I am very pleased that he has accepted the role of Chairman of the Audit Committee, where his accounting experience will ensure that Lihir retains the highest standards in its financial reporting and broader corporate governance.

"I welcome him to the board and look forward to his contribution to the company in the future as we continue to grow Lihir and lift returns to shareholders,' Dr Garnaut said.

FOR FURTHER INFORMATION:
INVESTOR RELATIONS MANAGER JOE DOWLING.
PH +61 7 3229 5583, MOBILE  0421 587 755
JOE.DOWLING@LIHIR.COM.PG